SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

HEALTHWAREHOUSE.COM, INC.
________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
________________________________________________________________
(Title of Class of Securities)

42227G103
________________________________________________________________
(CUSIP Number)

Lalit Dhadphale
President and Chief Executive Officer
HealthWarehouse.com, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140
Tel.: (513) 618-0911
________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2009
________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46205P100

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only).
Lalit Dhadphale

(2)	Check the Appropriate Box if a Member of a Group
(a) b) x

(3)	SEC Use Only

(4)	Source of Funds	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	United States

Number of	(7)	Sole Voting Power	38,814,992
Shares Bene-
Ficially	(8)	Shared Voting Power
Owned by Each
Reporting	(9)	Sole Dispositive Power	38,814,992
Person With
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
38,814,992

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)	20.1%

(14)	Type of Reporting Person	IN

*           Percentage calculated on the basis of 193,521,151 shares of common stock issued and outstanding on November 17, 2009.

Item 1.	Security and Issuer.

(a)	Title and Class of Security: Common Stock, par value $.001 per share.

(b)	Issuer:	HealthWarehouse.com, Inc. 100 Commerce Boulevard Cincinnati, Ohio 45140

Item 2.	Identity and Background.

I.	Lalit Dhadphale

2(a)	Name: Lalit Dhadphale.

2(b)	Business: HealthWarehouse.com, Inc., 100 Commerce Boulevard, Cincinnati, Ohio 45140.

2(c)(i)	Present Principal Employment: Lalit Dhadphale is the President, Chief Executive Office and a director of the Issuer.

2(c)(ii)	Principal Business and Address of Company: HealthWarehouse.com, Inc., 100 Commerce Boulevard, Cincinnati, Ohio 45140.

2(d)	Lalit Dhadphale has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)
Lalit Dhadphale was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Lalit Dhadphale is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer shares held by the Reporting Person were acquired in a share exchange transaction which was completed on May 14, 2009 pursuant to which the Reporting Person acquired a controlling interest in the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of common stock by the Reporting Person was for investment. The Reporting Person intends to review his holdings with respect to the Issuer on a continuing basis. Depending on the Reporting Person’s evaluation of the Issuer’s business and prospects, and upon future developments (including, but not limited to, market price of the common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Person may acquire additional shares of the Issuer’s common stock; sell all or a portion of his shares, now owned or hereinafter acquired; or maintain his position with respect to the company, and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer.

I.	Lalit Dhadphale

(a)	Aggregate Number: 38,814,992; Percentage: 20.1%.

(b)	Lalit Dhadphale has sole voting and dispositive power over the shares held by him.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies, except the following.

On December 15, 2009, the Issuer, HealthWarehouse.com, Inc. and its wholly-owned subsidiary Hwareh.com, Inc. (collectively, the “Borrowers”), entered into a Loan and Security Agreement (the “Loan Agreement”) with HWH Lending, LLC, a Delaware limited liability company (the “Lender”).  Under the Loan Agreement, the Borrowers borrowed $515,000 from the Lender on December 15, 2009, and the Borrowers have the right to borrow an additional $500,000 from the Lender upon request after the end of the first calendar month in which the Issuer realizes positive cash flow (together, the “Loans”).  The Loans will be evidenced by promissory notes (the “Notes”).  The Reporting Person has personally guaranteed the Borrowers’ payment and other obligations under the Loan Agreement and the Notes.  In addition, the Reporting Person, the Issuer and the Lender entered into a Lock-Up Agreement dated December 15, 2009 (the “Lock-Up Agreement”), which prohibits the Reporting Person from selling, pledging or otherwise disposing of 12,500,000 shares of the Issuer’s common stock owned by the Reporting Person (the “Restricted Shares”) until the Loans have been repaid in full (the “Transfer Restrictions”).  Certain transfers of the Restricted Shares are excepted from the Transfer Restrictions, including bona fide gifts, transfers to family trusts, and sales or transfers to pay the exercise price of employee stock options.  The Lock-Up Agreement terminates when the Loans have been repaid in full.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.                      Lock-Up Agreement dated December 15, 2009 among Lalit Dhadphale, HealthWarehouse.com, Inc., and HWH Lending, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 17, 2009

Lalit Dhadphale
Lalit Dhadphale